 Exhibit 99.1

1Q 2023

Results

April 28, 2023

Investor Contact

(52) 818-328-6167

investor@femsa.com.mx

femsa.gcs-web.com

Media Contact

(52) 555-249-6843

comunicacion@femsa.com.mx

femsa.com

HIGHLIGHTS

Monterrey, Mexico, April 28, 2023 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced today its operational and financial results for the first quarter of 2023.

•	FEMSA: Total Consolidated Revenues grew 21.9% against 1Q22.

•	FEMSA Retail[1]: Proximity Americas total Revenues increased 21.9% against 1Q22.

•	DIGITAL: Spin by OXXO had 4.2 million active users[2] while Spin Premia had 12.7 million active loyalty users[3] and an average tender[3] of 20.5%.

•	COCA-COLA FEMSA: Total volume grew 6.6% against 1Q22, driven by growth across all its geographies.

Financial Summary for the First Quarter 2023

Change vs. comparable period

	Revenues	Gross Profit	Income from Operations	Same-Store Sales
	1Q23	1Q23	1Q23	1Q23
FEMSA Consolidated	21.9%	23.0%	5.5%
Proximity Americas	21.9%	19.8%	19.7%	18.3%
Health	(0.4)%	4.9%	(6.1)%	(5.5)%
Fuel	20.6%	21.9%	38.7%	17.4%
Coca-Cola FEMSA	12.0%	12.6%	12.9%
Envoy Solutions	23.7%	23.2%	(10.0)%

Daniel Rodríguez Cofré, FEMSA’s Chief Executive Officer, commented:

“During the first quarter, we were able to carry the momentum created by our FEMSA Forward announcement and follow up with a very compelling set of results, particularly driven by strong organic top-line growth at most of our operations. Within Retail, Proximity Americas increased revenues by almost 22 percent, driven by excellent same-store sales trends at OXXO reflecting strong traffic significantly outperforming the market. This strong double-digit revenue growth performance extended across formats and across markets, including Proximity Europe. Health revenues were stable, reflecting a challenging comparison base in Chile as well as currency headwinds. Of note, Fuel had another robust quarter of double-digit revenue growth. For its part, Coca-Cola FEMSA again had remarkable increases across its income statement, while Envoy Solutions delivered strong revenue growth driven by recent acquisitions. On the Digital side, we continued to add users at a rapid pace, with active users growing well above 200 percent year-over-year. Importantly, we just launched the transition of OXXO Premia into Spin Premia, our coalition loyalty program, as we make progress toward our ambition of an integrated ecosystem under the Spin brand umbrella.

On the balance sheet front, our leverage ratio is now within our stated target levels, putting us in a good position to allocate incremental capital according to the priorities stated in FEMSA Forward. We will keep you posted of any new developments.

I want to extend my heartfelt thanks to our hardworking team who contributed to these strong results. I am excited about the future of our Company, and we are certainly starting this year on a very positive note.”

1 FEMSA Retail: Proximity Americas & Europe, Fuel and FEMSA Health.

2 Active User for Spin by OXXO: Any user with a balance or that has transacted within the last 56 days.

  Active User for Spin Premia: User that has transacted at least once with OXXO Premia within the last 90 days.

3 Tender: MXN sales with Spin Premia redemption or accrual / Total OXXO MXN Sales, during the period.

April 28, 2023   |   Page 2

QUARTERLY RESULTS

Results are compared to the same period of previous year

FEMSA CONSOLIDATED

1Q23 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.)

	1Q23	1Q22	Var.		Org.
Revenues	180,011	147,636	21.9%		12.4%
Income from Operations	12,543	11,892	5.5%		3.3%
Operating Margin (%)	7.0	8.1	(110	)bps
EBITDA[5]	22,157	19,694	13.3%		5.1%
EBITDA Margin (%)	12.3	13.3	(110	)bps
Net Income	50,329	5,848	N.S.

Net Debt ex-KOF6

Amounts expressed in millions of Mexican Pesos (Ps.)

As of March 31, 2023	Ps.		US$[4]
Cash	70,479		3,910
Long-Term Debt	79,364		4,403
Lease Liabilities	91,492		5,076
Net debt	100,378		5,569
ND / EBITDA	1.77	x	-

Total revenues increased 21.9% in 1Q23 compared to 1Q22, driven by growth across our business units. On an organic1 basis, total revenues increased 12.4%.

Gross profit increased 23.0%. Gross margin expanded 30 basis points, reflecting the consolidation of Proximity Europe, as well as margin expansions at Coca-Cola FEMSA and FEMSA Health. This was partially offset by margin contractions at Proximity Americas and Envoy Solutions.

Income from operations increased 5.5%. On an organic basis, income from operations increased 3.3%. Consolidated operating margin decreased 110 basis points to 7.0% of total revenues, reflecting margin expansion at Coca-Cola FEMSA and Fuel, offset by margin contractions at Proximity Americas, Health, and Envoy Solutions, as well as the consolidation of Proximity Europe.

Our effective income tax rate was 30.4% in 1Q23 compared to 31.2% in 1Q22. Our income tax provision was Ps. 4,328 million in 1Q23. This does not include taxes related to FEMSA’s partial divestment of its Heineken investment.

Net consolidated income was Ps. 50,329 million, mainly driven by a Ps. 40,606 million gain from the accounting re-measurement from historical cost to fair value of FEMSA’s investment in Heineken, as well as the partial divestiture of this investment as part of the FEMSA Forward strategy announced on February 15, 2023, net of a Ps. 7,634 million tax payment linked to this transaction. Both gains are now presented as discontinued operations in our income statement. In addition, net consolidated income also reflects a Ps. 8,523 million non-cash financial product that mostly reflects the repurchase of US$ 1.7 billion2 of FEMSA’s outstanding debt at favorable price levels, also in connection with FEMSA Forward.

Net majority income was Ps. 13.44 per FEMSA Unit3 and US$7.44 per FEMSA ADS.

Capital expenditures amounted to Ps. 5,080 million, driven by ongoing investment activities across our business units.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months, including the acquisition of Valora.

2 Face value

3 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of March 31, 2023 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

4 The exchange rate published by the Federal Reserve Bank of New York for March 31, 2023 was 18.0250 MXN per USD.

5 EBITDA: Operating Income + Depreciation + Amortizations.

6 ex-KOF: FEMSA Consolidated reported information – Coca-Cola FEMSA Consolidated reported information.

EBITDA ex-KOF: FEMSA Consolidated EBITDA as described above – Coca-Cola FEMSA’s Consolidated EBITDA + Dividends received by FEMSA from Coca-Cola FEMSA and other investments.

All Net Debt calculations are shown on an Ex-KOF basis. For a detailed reconciliation of this metric please see table on page 16 of this document.

4 OXXO Latam: OXXO Colombia, Chile and Peru.

April 28, 2023   |   Page 3

PROXIMITY AMERICAS OXXO (Mexico & Latam4)

1Q23 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.) except same-store sales

	1Q23	1Q22	Var.		Org.
Same-store sales (thousands of Ps.)	895.9	757.5	18.3%
Revenues	60,871	49,918	21.9%		21.2%
Income from Operations	4,463	3,727	19.7%		21.3%
Income from Operations Margin (%)	7.3	7.5	(20	)bps
EBITDA	7,660	6,630	15.5%		16.3%
EBITDA Margin (%)	12.6	13.3	(70	)bps

Net Additions Vs. comparable quarter	Store Base As of 1Q23	Same-Store Sales In thousands of Ps.	EBITDA In millions of Ps.

Total revenues increased 21.9% in 1Q23 compared to 1Q22. On an organic1 basis, total revenues increased 21.2%, reflecting a 18.3% average same-store sales increase, driven by 11.9% growth in average customer ticket and an increase of 5.7% in store traffic. These figures reflect a strong performance across most of OXXO’s categories supported by the strong performance of the gathering occasions, such as beer, snacks, and other beverages, as well as the continued recovery of mobility-driven occasions. During the quarter, the OXXO store base in Mexico & Latam expanded by 157 units to reach 1,115 total net store additions for the last twelve months. This includes 120 stores from our acquisition of OK Market in Chile. As of March 31, 2023, Proximity Americas had a total of 21,615 OXXO stores.

Gross profit reached 40.3% of total revenues, reflecting strong commercial activity and promotional programs from key suppliers, offset by the impact from OXXO’s fast-growing loyalty program, and a decrease in the contribution of financial services relative to 1Q22.

Income from operations amounted to 7.3% of total revenues. Operating expenses increased 19.8% to Ps. 20,083 million, below revenues, as operating leverage and efficiencies more than offset an increase in labor expenses in Mexico, and an increase in performance-based compensation schemes for OXXO’s in-store personnel.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

2 Bara store count and results are not consolidated within the Proximity Americas reported figures.

April 28, 2023   |   Page 4

PROXIMITY AMERICAS Other formats

Bara2

Total revenues increased 45.3% in 1Q23 compared to 1Q22, driven by a 25.1% average same-store sales increase, reflecting the strong performance of the groceries, home hygiene and convenience categories, particularly supported by soft drinks. During the quarter, the Bara store base expanded by 12 units to reach 283 total Bara stores as of March 31, 2023.

Grupo Nós1

Total revenues for the period grew 259.1% year-over-year, reaching R$137.0 million2. This figure reflects the successful evolution and expansion of the OXXO value proposition which resulted in same-store sales growth at OXXO of 43.7%3, as well as the addition of 207 net new OXXO stores for the last twelve months. During the quarter, the store base of Grupo Nós expanded by 135 units, including 97 net new OXXO stores. As of March 31, 2023, Grupo Nós had a total of 1,603 stores, which include 314 company owned and operated OXXO stores.

1 OXXO’s non-consolidated joint-venture with Raízen in Brazil.

2 The exchange rate published by the Federal Reserve Bank of New York for March 31, 2023 was 5.0702 BRL per USD.

3 Local currency, BRL.

4 The Proximity Europe segment is comprised of Valora. The acquisition of Valora was concluded in October 2022.

April 28, 2023   |   Page 5

PROXIMITY EUROPE[4] Valora

1Q23 Financial Summary
Amounts expressed in millions of Mexican Pesos (Ps.)

1Q23
Revenues	10,079
Income from Operations	141
Income from Operations Margin (%)	1.4
EBITDA	1,329
EBITDA Margin (%)	13.2

Total revenues for Proximity Europe during the period increased 14.0%1 in 1Q23 compared to 1Q22 to Ps. 10,079 million, reflecting a partial traffic recovery as well as positive pricing initiatives. As of the end of the period, Proximity Europe had 2,772 points of sale.

Gross profit reached 46.3% of total revenues, reflecting the continued recovery of the foodservice category, which has a structurally higher margin.

Income from operations amounted to 1.4% of total revenues, reflecting the contribution of foodservice as well as the integration of recent acquisitions.

1 Local currency, CHF.

April 28, 2023   |   Page 6

HEALTH

1Q23 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.) except same-store sales

	1Q23	1Q22	Var.
Same-store sales (thousands of Ps.)	1,220.0	1,290.7	(5.5)%
Revenues	18,574	18,657	(0.4)%
Income from Operations	1,002	1,067	(6.1)%
Income from Operations Margin (%)	5.4	5.7	(30	)bps
EBITDA	2,028	2,000	1.4%
EBITDA Margin (%)	10.9	10.7	20	bps

Net Additions Vs. comparable quarter	Locations As of 1Q23	Same-Store Sales In thousands of Ps.	EBITDA In millions of Ps.

Total revenues decreased 0.4% in 1Q23 compared to 1Q22, mainly reflecting positive trends in Colombia and Ecuador, offset by a demanding comparison base in Chile and Mexico, and by a negative currency translation effect related to the depreciation of the Chilean and Colombian pesos relative to the Mexican peso. During the quarter, Health’s store base expanded by 80 units reaching a total of 4,186 locations across its territories as of March 31, 2023. This figure reflects the addition of 453 net new locations for the last twelve months. Same-store sales decreased an average of -5.5%, reflecting the trends described above. On a currency-neutral1 basis, total revenues grew 14.1% while same-store sales increased by 5.8%.

Gross profit represented 30.8% of total revenues, reflecting improved efficiency and more effective collaboration and execution with key supplier partners, as well as an undemanding base that reflected a negative mix effect.

Income from operations amounted to 5.4% of total revenues. Operating expenses increased 7.6% to Ps. 4,716 million, reflecting an increase in labor expenses partially offset by tight expense control across our operations.

1 Calculated by translating comparable period figures at the foreign currency exchange rates used in the current period.

April 28, 2023   |   Page 7

FUEL

1Q23 Financial Summary
Amounts expressed in millions of Mexican Pesos (Ps.) except same-station sales

	1Q23	1Q22	Var.
Same-station sales (thousands of Ps.)	7,109.5	6,056.2	17.4%
Revenues	13,141	10,894	20.6%
Income from Operations	523	377	38.7%
Income from Operations Margin (%)	4.0	3.5	50	bps
EBITDA	819	649	26.2%
EBITDA Margin (%)	6.2	6.0	20	bps

Net Additions Vs. comparable quarter	Service Station Base As of 1Q23	Same-Station Sales In thousands of Ps.	EBITDA In millions of Ps.

Total revenues increased 20.6% in 1Q23 compared to 1Q22, reflecting a 17.4% average same-station sales increase, driven by 11.6% growth in average volume and 5.2% increase in the average price per liter, as well as volume growth in our institutional and wholesale customer network. The OXXO Gas retail network had 570 points of sale as of March 31, 2023. This figure reflects the net addition of two net stations for the last twelve months.

Gross profit was 12.4% of total revenues.

Income from operations amounted to 4.0% of total revenues. Operating expenses increased 15.4% to Ps. 1,112 million, below revenues, reflecting tight expense control and positive operating leverage.

April 28, 2023   |   Page 8

FEMSA Retail Operations Summary

Currency-neutral terms where applicable

Total Revenue Growth (% vs year ago)

1Q23
Proximity Americas
OXXO[1]	21.9%
México	21.3%
OXXO Latam[1]	85.2%

Other Proximity Americas formats
Bara	45.3%
OXXO Brazil[2]	259.1%

Proximity Europe[4]	14.0%
OXXO Gas	20.6%

FEMSA Health[5]	14.1%
Chile	8.5%
Colombia	31.0%
Ecuador	8.3%
México	7.6%

1	OXXO Consolidated figures shown in MXN including currency effects.
2	Includes OXXO Colombia, Chile and Peru.
3	Operated through Grupo Nós, our joint-venture with Raízen.
4	Local currency (CHF).
5	FEMSA Health Include franchised stores in Ecuador.

Total Unit Growth (% vs year ago)

1Q23
Proximity Americas
OXXO	5.4%
México	4.1%
OXXO Latam[1]	85.4%

Other Proximity Americas formats
Bara	27.5%
OXXO Brazil[2]	193.5%

Proximity Europe[3]	1.0%
OXXO Gas	0.2%

FEMSA Health	12.1%
Chile	1.2%
Colombia	37.4%
Ecuador	9.3%
México	11.3%

1	Includes OXXO Colombia, Chile and Perú.
2	Operated through Grupo Nós, our joint-venture with Raízen.
3	Includes company owned and franchised units.

Same-Store Sales

1Q23
Proximity Americas
OXXO[1]	18.3%
México	18.5%
OXXO Latam[1]	25.0%

Other Proximity Americas formats
Bara	25.1%
OXXO Brazil[2]	43.7%

Proximity Europe[3]	N.A.
OXXO Gas[4]	17.4%

FEMSA Health[5]	5.8%
Chile	1.9%
Colombia	16.6%
Ecuador	8.5%
México	(7.1)%

1	OXXO Consolidated figures shown in MXN including currency effects.
2	Includes OXXO Colombia, Chile and Peru.
3	Operated through Grupo Nós, our joint-venture with Raízen.
4	Local currency (CHF).
5	Only includes retail sales. FEMSA Health Include franchised stores in Ecuador.

April 28, 2023   |   Page 9

DIGITAL@FEMSA[1]

Spin by OXXO

Spin by OXXO acquired 1.1 million users during the quarter to reach 6.4 million total users in 1Q23, compared to 2.0 million users in 1Q22. This represents an increase of 216.3% YoY and a 10.2% compound monthly growth rate. Active users2 represented 65.3% of the total acquired user base. Total transactions per month increased 22.0% during the quarter to reach an average of 29.9 million per month in 1Q23, reflecting an increase in user engagement.

Spin Premia

Spin Premia acquired 2.6 million users during the quarter to reach 28.9 million total users in 1Q23, compared to 8.9 million users in 1Q22. This represents an increase of 225.1% YoY and a 10.3% compound monthly growth rate. Active users3 represented 43.9% of the total acquired user base. The average tender4 during the quarter was 20.5%.

COCA-COLA FEMSA

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting coca-colafemsa.com.

1 Digital@FEMSA’s results are included within the Other business segment

2 Active User for Spin by OXXO: Any user with a balance or that has transacted within the last 56 days.

3 Active User for Spin Premia: User that has transacted at least once with OXXO Premia within the last 90 days.

4 Tender: MXN sales with Spin Premia redemption or accrual / Total OXXO MXN Sales, during the period.

April 28, 2023   |   Page 10

ENVOY SOLUTIONS[1]

1Q23 Financial Summary
Amounts expressed in millions of Mexican Pesos (Ps.) except same-store sales

	1Q23	1Q22	Var.
Revenues	13,467	10,887	23.7%
Income from Operations	488	542	(10.0)%
Income from Operations Margin (%)	3.6	5.0	(140	)bps
EBITDA	931	823	13.1%
EBITDA Margin (%)	6.9	7.6	(70	)bps

Revenues In millions of Ps.	EBITDA In millions of Ps.

Total revenues increased 23.7% in 1Q23 compared to 1Q22, reflecting better trends in several categories in the United States, including effective cross-selling initiatives, as well as recent acquisitions.

Gross profit represented 27.9% of total revenues, reflecting cost increases in-line with inflation.

Income from operations represented 3.6% of total revenues. Operating expenses increased 30.3% to Ps. 3,267 million, reflecting the inorganic expansion of our platform, increased transportation, and labor costs, as well as the appreciation of the Mexican Peso compared to the US Dollar. On a comparable basis2, income from operations increased 1.2% compared to 1Q22.

1 During 2021 and 2022, Envoy Solutions results were included within the Logistics & Distribution business segment.

2 Comparable basis: Excluding non-recurrent M&A expenses and on a currency-neutral basis.

April 28, 2023   |   Page 11

RECENT DEVELOPMENTS

•	On February 17, 2023, FEMSA announced the pricing of the sale by its wholly-owned subsidiary CB Equity LLP of existing issued ordinary shares (the “Shares”) of both Heineken N.V. and Heineken Holding N.V. (together, the “Heineken Group”) in the total amount of EUR 3.2 billion (approximately 7% of the combined interest in the Heineken Group) (the “Equity Offering”). The Company also announced the pricing of an offering of senior unsecured exchangeable bonds in the aggregate principal amount of EUR 500 million (the “Bonds”), exchangeable into Shares of Heineken Holding N.V. (the “Exchangeable Offering” and together with the Equity Offering, the “Offering”).

•	Also on February 17,2023, FEMSA announced that it had commenced offers to purchase for cash FEMSA’s outstanding debt issuances for an aggregate purchase price, excluding Accrued Interest and Additional Amounts, if any, of up to US$2.0 billion. For more information, please see here.

On March 17, 2023, FEMSA announced the final tender results and acceptance for its previously announced offers to purchase for cash FEMSA’s notes for an aggregate purchase price, excluding accrued and unpaid interest and additional amounts, if any of up to US$2.0 billion, from registered holders of the notes. The offers were made pursuant to the terms and subject to the conditions set forth in the amended and restated offer to purchase dated February 17, 2023. As of the end of the offer, FEMSA retired US$1.7 billion of outstanding debt. For more information on this, please see here.

•	On March 31, 2023, FEMSA announced that it held its Annual Shareholders’ and Extraordinary Shareholders’ Meetings (the “Shareholders’ Meetings”), during which the shareholders approved the consolidated financial statements for the year ended December 31, 2022, the 2022 CEO’s annual report and the opinion of the Board of Directors for the fiscal year 2022.

The Annual Shareholders’ Meeting elected the members of the board of directors and the members of each of the Audit Committee, the Corporate Practices and Nomination Committee, and the Operations and Strategy Committee of the Board for 2023.

The list of elected directors can be found in the following link: https://femsa.gcs-web.com/corporate-governance/board-of-directors.

The Annual Shareholders’ Meeting also declared and approved the payment of a cash dividend of Ps. 0.7634 per each Series "D" share and Ps. 0.6107 per each Series "B" share, which amounts to Ps. 3.6644 per "BD" Unit (BMV: FEMSAUBD) or Ps. 36.6440 per ADS (NYSE: FMX), and Ps. 3.0536 per "B" Unit (BMV: FEMSAUB), to be paid in two equal installments, payable on May 8, 2023 and November 7, 2023.

The Extraordinary Shareholders’ Meeting approved an amendment to Article 25 of the Company’s Bylaws, to reduce the minimum number of directors to be appointed by the Series “B” shareholders from 11 directors to 9 directors.

For additional information, please refer to the Summary of Resolutions in the Shareholders Meeting section of our corporate website at: https://femsa.gcsweb.com/shareholder-meeting-information.

•	On April 3, 2023, FEMSA announced that it had successfully closed the acquisition of the remaining 85.18% shares of NET PAY S.A.P.I DE C.V. (“Net Pay”), a merchant aggregator that offers several payment services and solutions to micro, small and medium-sized businesses in Mexico, as previously announced on November 7, 2022, after receiving the necessary regulatory approvals.

•	On April 20, 2023, Digital@FEMSA announced the launch of Spin Premia, a loyalty coalition program which allows its users to accrue and redeem rewards across a variety of partners. The current partners of this program are OXXO, OXXO GAS, other FEMSA formats and external partners.

•	On April 24, 2023, FEMSA announced that it had filed its annual report on Form 20-F for the fiscal year ended December 31, 2022, with the U.S. Securities and Exchange Commission (SEC) and its annual report, for the same period, with the Comisión Nacional Bancaria y de Valores (Mexican Banking and Securities Commission) and the Bolsa Mexicana de Valores (Mexican Stock Exchange). These reports are available on FEMSA's investor relations website at http://ir.femsa.com.

April 28, 2023   |   Page 12

CONFERENCE CALL INFORMATION

Our First Quarter 2023 Conference Call will be held on: Friday, April 28, 2023, 11:00 AM Eastern Time (9:00 AM Mexico City Time). The conference call will be webcast live through streaming audio.

Telephone:	Toll Free US: (866) 580 3963
International: +1 (786) 697 3501

Webcast:	https://edge.media-server.com/mmc/p/r9wkia49

Conference ID:	FEMSA

If you are unable to participate live, the conference call audio will be available on https://femsa.gcs-web.com/financial-reports/quarterly-results

ABOUT FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Americas Division operating OXXO, a small-format store chain, and other related retail formats, and Proximity Europe which includes Valora, our European retail unit which operates convenience and foodvenience formats. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Digital@FEMSA, which includes Spin by OXXO and Spin Premia, among other digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, as a shareholder of Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 350,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on March 31, 2023, which was 18.0250 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Nine pages of tables and Coca-Cola FEMSA’s press release to follow

April 28, 2023   |   Page 13

FEMSA – Consolidated Income Statement

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the first quarter of:
	2023	% of rev.	2022	% of rev.	% Var.	% Org.(A)
Total revenues	180,011	100.0	147,636	100.0	21.9	12.4
Cost of sales	112,998	62.8	93,167	63.1	21.3
Gross profit	67,013	37.2	54,469	36.9	23.0
Administrative expenses	8,628	4.8	7,294	4.9	18.3
Selling expenses	46,098	25.5	35,272	23.9	30.7
Other operating expenses (income), net (1)	(256)	(0.1)	11	-	N.S.
Income from operations (2)	12,543	7.0	11,892	8.1	5.5	3.3
Other non-operating expenses (income)	251		(129)		N.S.
Interest expense	3,701		3,940		(6.1)
Interest income	8,523		737		N.S.
Interest expense, net	(4,822)		3,203		N.S.
Foreign exchange loss (gain)	2,553		1,533		66.5
Other financial expenses (income), net	314		801		(60.8)
Financing expenses, net	(1,955)		5,537		(135.3)
Income before income tax and participation in associates results	14,247		6,484		119.7
Income tax	4,328		2,022		114.0
Participation in associates results (3)	(196)		(48)		N.S.
Continued Operations net income (Loss)	9,723		4,414		120.3
Discontinued Operations net income (Loss)	40,606		1,434		N.S.
Consolidated net income (Loss)	50,329		5,848		N.S.
Net majority income	48,078		3,987		N.S.
Net minority income	2,251		1,861		21.0

Operative Cash Flow & CAPEX	2022	% of rev.	2021	% of rev.	% Inc.	% Org.(A)
Income from operations	12,543	7.0	11,892	8.1	5.5	3.5
Depreciation	8,272	4.6	6,470	4.4	27.9
Amortization & other non-cash charges	1,342	0.7	1,332	0.8	0.8
EBITDA	22,157	12.3	19,694	13.3	12.5	5.2
CAPEX (4)	5,080		6,092		(16.6)

(A) Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit – administrative and selling expenses – other operating expenses (income), net.

(3) Mainly represents the results of our joint-venture with Raízen, Grupo Nós, net of taxes.

(4) At the end of March, the CAPEX effectively paid is equivalent to Ps. 5,072 million.

April 28, 2023   |   Page 14

FEMSA – Consolidated Balance Sheet

Amounts expressed in millions of Mexican Pesos (Ps.)

ASSETS	Mar-23	Dec-22	% Inc.
Cash and cash equivalents	99,927	83,439	19.8
Investments	11,699	51	N.S.
Accounts receivable	40,976	45,527	(10.0)
Inventories	61,312	62,224	(1.5)
Assets Available for sale	86,167	-	N.S.
Other current assets	34,034	35,208	(3.3)
Total current assets	334,115	226,449	47.5
Investments in shares	14,339	103,669	(86.2)
Property, plant and equipment, net	131,501	134,001	(1.9)
Right of use	186,665	83,966	122.3
Intangible assets (1)	83,730	190,772	(56.1)
Other assets	60,342	59,958	0.6
TOTAL ASSETS	810,692	798,815	1.5

LIABILITIES & STOCKHOLDERS’ EQUITY	Mar-23	Dec-22	% Inc.
Bank loans	2,073	1,862	11.3
Current maturities of long-term debt	14,558	14,471	0.6
Interest payable	2,141	2,075	3.2
Current maturities of long-term leases	12,165	12,095	0.6
Operating liabilities	157,693	144,411	9.2
Total current liabilities	188,630	174,914	7.8
Long-term debt (2)	138,485	170,989	(19.0)
Long-term leases	81,026	81,222	(0.2)
Laboral obligations	7,197	7,048	2.1
Other liabilities	34,214	26,841	27.5
Total liabilities	449,552	461,014	(2.5)
Total stockholders’ equity	361,140	337,801	6.9
TOTAL LIABILITIES AND STOCKHOLERS’ EQUITY	810,692	798,815	1.5

	March 31, 2023
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	56.2%	7.8%
U.S. Dollars	11.8%	4.6%
Euros	20.1%	1.5%
Swiss Francs	0.7%	0.9%
Colombian pesos	0.6%	6.6%
Argentine pesos	0.0%	0.0%
Brazilian reais	9.3%	12.5%
Chilean pesos	1.1%	10.0%
Uruguayan Pesos	0.2%	6.3%
Guatemalan Quetzal	0.0%	0.0%
Total debt	100.0%	6.6%

Fixed rate (2)	83.6%
Variable rate (2)	16.4%

DEBT MATURITY PROFILE	2024	2025	2026	2027	2028	2029+
% of Total Debt	10.1%	0.2%	8.3%	9.3%	10.3%	61.8%

(1) Includes mainly the intangible assets generated by acquisitions.

(2) Includes the effect of derivative financial instruments on long-term debt.

April 28, 2023 | Page 15

Net Debt & EBITDA ex-KOF

Amounts expressed in millions of US Dollars (US.)

	Twelve months ended March 31, 2023
	Reported EBITDA	Adjustments	EBITDA Ex-KOF[4]
Proximity Americas & Europe[1]	2,013	-	2,013
Fuel	182	-	182
Health Division	395	-	395
Envoy Solutions	192	-	192
Coca-Cola FEMSA[2]	2,252	(2,252)	-
Other[3]	(135)	-	(135)
FEMSA Consolidated	4,899	(2,162)	2,654

Dividends Received[4]	-	484	484

FEMSA Consolidated ex-KOF	4,899	(1,679)	3,138

	As of March 31, 2023
	Reported	Adjustments	Ex-KOF
Cash & Equivalents	3,910	-	3,910
Coca-Cola FEMSA Cash & Equivalents	2,283	(2,283)	-
Cash & Equivalents	6,193	(2,283)	3,910

Financial Debt[5]	4,403	-	4,403
Coca-Cola FEMSA Financial Debt	4,203	(4,203)	-
Lease Liabilities	5,076	-	5,076
Coca-Cola FEMSA Lease Liabilities	94	(94)	-
Debt	13,776	(4,297)	9,479

FEMSA Net Debt	7,583	(2,014)	5,569

Converted to USD for readers’ convenience using the exchange rate published by the Federal Reserve Bank of New York as of the end of each reporting period.

1 Includes Proximity Europe only for the consolidated period.

2 Coca-Cola FEMSA adjustment represents 100% of its LTM EBITDA.

3 Includes FEMSA Other Businesses (including Solistica and Digital@FEMSA), FEMSA corporate expenses and the effects of consolidation adjustments

4 Reflects cash dividends received from Coca-Cola FEMSA for approximately US$276 mm and US$79 mm from JRD, and Heineken US$129 mm from Heineken during the last twelve months.

5 Includes EUR€ 500.0 mm in notes convertible to Heineken Holding N.V. shares.

April 28, 2023 | Page 16

Proximity Americas – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the first quarter of:
	2023	% of rev.	2022	% of rev.	% Var.	% Org.(A)
Total revenues	60,871	100.0	49,918	100.0	21.9	21.2
Cost of sales	36,325	59.7	29,426	58.9	23.4
Gross profit	24,546	40.3	20,492	41.1	19.8
Administrative expenses	1,120	1.8	1,306	2.6	(14.2)
Selling expenses	18,945	31.2	15,413	30.9	22.9
Other operating expenses (income), net	18	-	46	0.1	(60.9)
Income from operations	4,463	7.3	3,727	7.5	19.7	21.3
Depreciation	2,984	4.9	2,666	5.3	11.9
Amortization & other non-cash charges	213	0.4	237	0.5	(10.1)
EBITDA	7,660	12.6	6,630	13.3	15.5	16.3
CAPEX	2,349		1,752		34.0

Information of OXXO Stores
Total stores	21,615		20,500		5.4
Stores Mexico	21,007		20,172		4.1
Stores South America	608		328		85.4

Net new convenience stores:
vs. Last quarter	157		69		127.5
Year-to-date	157		69		127.5
Last-twelve-months	1,115		794		40.4

Same-store data: (1)
Sales (thousands of pesos)	895.9		757.5		18.3
Traffic (thousands of transactions)	17.2		16.3		5.7
Ticket (pesos)	52.1		46.6		11.9

(A) Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.

(1) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

April 28, 2023 | Page 17

Health – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the first quarter of:
	2023	% of rev.	2022	% of rev.	% Var.
Total revenues	18,574	100.0	18,657	100.0	(0.4)
Cost of sales	12,856	69.2	13,207	70.8	(2.7)
Gross profit	5,718	30.8	5,450	29.2	4.9
Administrative expenses	705	3.8	762	4.1	(7.5)
Selling expenses	4,020	21.6	3,615	19.4	11.2
Other operating expenses (income), net	(9)	-	6	-	N.S.
Income from operations	1,002	5.4	1,067	5.7	(6.1)
Depreciation	782	4.2	729	3.9	7.3
Amortization & other non-cash charges	244	1.3	204	1.1	19.6
EBITDA	2,028	10.9	2,000	10.7	1.4
CAPEX	233		245		(4.9)

Information of Stores
Total Locations	4,186		3,733		12.1
Locations in Mexico	1,610		1,447		11.3
Locations in South America	2,576		2,286		12.7

Net new locations:
vs. Last quarter	80		112		(28.6)
Year-to-date	80		284		(71.8)
Last-twelve-months	453		284		59.5

Same-store data: (1)
Sales (thousands of pesos)	1,220.0		1,290.7		(5.5)

(1) Monthly average information per location, considering same locations with more than twelve months of all the operations of the Health Division.

April 28, 2023 | Page 18

Fuel – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the first quarter of:
	2023	% of rev.	2022	% of rev.	% Var.
Total revenues	13,141	100.0	10,894	100.0	20.6
Cost of sales	11,506	87.6	9,553	87.7	20.4
Gross profit	1,635	12.4	1,341	12.3	21.9
Administrative expenses	61	0.5	33	0.3	84.8
Selling expenses	1,051	7.9	933	8.5	12.6
Other operating expenses (income), net	-	-	(2)	-	(100.0)
Income from operations	523	4.0	377	3.5	38.7
Depreciation	277	2.1	262	2.4	5.7
Amortization & other non-cash charges	19	0.1	10	0.1	90.0
EBITDA	819	6.2	649	6.0	26.2
CAPEX	24		36		(33.8)

Information of OXXO GAS Service Stations
Total service stations	570		569		0.2
Net new service stores:
vs. Last quarter	2		3		(33.3)
Year-to-date	2		3		(33.3)
Last-twelve-months	8		11		(27.3)

Volume (millions of liters) total stations	574		517		11.1

Same-stations data: (1)
Sales (thousands of pesos)	7,109.5		6,056.2		17.4
Volume (thousands of liters)	346.9		310.8		11.6
Average price per liter	20.5		19.5		5.2

(1) Monthly average information per station, considering same stations with more than twelve months of operations.

April 28, 2023 | Page 19

Coca-Cola FEMSA – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the first quarter of:
	2023	% of rev.	2022	% of rev.	% Var.
Total revenues	57,357	100.0	51,195	100.0	12.0
Cost of sales	31,900	55.6	28,593	55.9	11.6
Gross profit	25,458	44.4	22,602	44.1	12.6
Administrative expenses	3,078	5.4	2,458	4.8	25.2
Selling expenses	14,746	25.7	13,299	25.9	10.9
Other operating expenses (income), net	(90)	(0.2)	1	-	N.S.
Income from operations	7,724	13.5	6,844	13.4	12.9
Depreciation	2,326	4.1	2,349	4.6	(1.0)
Amortization & other non-cash charges	472	0.7	635	1.2	(25.6)
EBITDA	10,522	18.3	9,827	19.2	7.1
CAPEX	2,506		3,102		(19.2)

Sales Volumes
(Millions of unit cases)
Mexico and Central America	537.4	57.2	494.0	56.0	8.8
South America	141.3	15.0	136.7	15.5	3.3
Brazil	260.9	27.8	250.9	28.5	4.0
Total	939.6	100.0	881.6	100.0	6.6

(1) Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.

April 28, 2023 | Page 20

Envoy Solutions – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the first quarter of:
	2023	% of rev.	2022	% of rev.	% Var.
Total revenues	13,467	100.0	10,887	100.0	23.7
Cost of sales	9,712	72.1	7,838	72.0	23.9
Gross profit	3,755	27.9	3,049	28.0	23.2
Administrative expenses	1,507	11.2	947	8.7	59.1
Selling expenses	1,752	13.0	1,558	14.3	12.5
Other operating expenses (income), net	8	0.1	2	0.0	N.S.
Income from operations	488	3.6	542	5.0	(10.0)
Depreciation	246	1.8	131	1.2	87.8
Amortization & other non-cash charges	197	1.5	150	1.4	31.3
EBITDA	931	6.9	823	7.6	13.1
CAPEX	57		134		(57.4)

April 28, 2023 | Page 21

FEMSA Macroeconomic Information

	Inflation		End-of-period Exchange Rates
	1Q 2023	LTM (1) Mar-23	Mar-23		Mar-22
			Per USD	Per MXN	Per USD	Per MXN
Mexico	0.62%	7.12%	18.11	1.0000	19.99	1.0000
Colombia	3.55%	13.64%	4,627.27	0.0039	3,748.15	0.0053
Brazil	0.54%	5.56%	5.08	3.5637	4.74	4.2201
Argentina	14.34%	108.32%	209.01	0.0866	111.01	0.1801
Chile	0.73%	11.83%	790.41	0.0229	787.16	0.0254
Euro Zone	1.93%	8.67%	0.92	19.6863	0.90	22.1028

(1) LTM = Last twelve months.

April 28, 2023 | Page 22

FUTURE-READY

FIRST QUARTER 2023 RESULTS

Investor Relations
Jorge Collazo | jorge.collazo@kof.com.mx
Lorena Martin | lorena.martinl@kof.com.mx
Marene Aranzabal | marene.aranzabal@kof.com.mx
José Enrique Solís | tmxjose.solis@kof.com.mx

Coca-Cola FEMSA

Mexico City, April 26, 2023, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the first quarter of 2023.

FIRST QUARTER HIGHLIGHTS

•	Volume growth 6.6%

•	Revenue growth 12.0%

•	Operating income growth 12.9%

•	Majority net income growth 35.3%

•	Earnings per share[1] were Ps. 0.23 (Earnings per unit were Ps. 1.86 and per ADS were Ps. 18.65)

•	Achieved more than 900 thousand monthly active buyers on Juntos+, our omnichannel B2B platform

FINANCIAL SUMMARY FOR THE FIRST QUARTER RESULTS

Change vs. same period of last year

		Total Revenues	Gross Profit	Operating Income	Majority Net Income
		1Q23	1Q23	1Q23	1Q23
As Reported	Consolidated	12.0%	12.6%	12.9%	35.3%
	Mexico & Central America	16.2%	13.6%	1.2%
	South America	6.6%	11.0%	43.3%

Comparable (2)	Consolidated	21.7%	21.8%	20.3%
	Mexico & Central America	17.9%	15.2%	2.5%
	South America	27.5%	34.8%	77.7%

Ian Craig, Coca-Cola FEMSA’s CEO, commented:

"Our first quarter results reflected our positive momentum and strong execution. We achieved double-digit revenue, operating income, and net income growth in the face of unfavorable currency translation effects from most of our operating currencies. Notably, these results were supported by positive volume performance across most of our territories, including strong growth in Mexico, Brazil, Guatemala, and Uruguay. On the profitability front, we remain focused on implementing cost and expense efficiencies, as we invest across our operations to increase capacity and support our growth.

Looking ahead, we will continue to focus on the strategic priorities and promoting sustainability and social responsibility across our markets. We are confident that we can execute against these priorities and deliver long-term value for all of our stakeholders.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.
(2)	Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 1Q23 Results	Page 24 of 36
April 26, 2023

RECENT DEVELOPMENTS

•	On March 27, 2023, Coca-Cola FEMSA held its Annual Ordinary General Shareholders’ Meeting, during which its shareholders approved among other things, the Company’s consolidated financial statements for the year ended December 31, 2022, the annual report presented by the Board of Directors, the declaration and payment of dividends corresponding to the fiscal year 2022, and the appointment or reelection of the members of the Board of Directors, the Planning and Finance, Audit and Corporate Practices Committees for 2023. The shareholders’ meeting approved the payment of a cash dividend of Ps. 0.725 per share (equivalent to Ps. 5.80 per unit) to be paid in two installments: the first installment for the amount of Ps. 0.3625 as of May 3, 2023, and the second installment for the amount of Ps. 0.3625 as of November 3, 2023, for all outstanding shares on the payment date.

•	Coca-Cola FEMSA released its 2022 integrated report entitled “Future-Ready,” the annual report on Form 20-F filing to the U.S. Securities and Exchange Commission, and the annual report filing to the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). These three reports are available on the Investor Relations section of Coca-Cola FEMSA´s website at www.coca-colafemsa.com

•	At the end of last year, Coca-Cola FEMSA acquired Cristal bulk water business from Embotelladoras Bepensa in the southeast region of Mexico. The results from this acquisition for the first quarter of 2023 include 15.1 million unit cases. As a result, excluding these volumes, consolidated volumes would have increased 4.9%.

•	The company continues progressing in the rollout of its Juntos+, its business-to-business (B2B) omnichannel commercial platform. During the quarter the company reached over 900 thousand digital active buyers on a consolidated level, driven mainly by an increase in Mexico, who reached 460 thousand active buyers and Brazil, with 230 thousand.

•	On April 26, the Company announced that it experienced a cybersecurity incident in recent days and has implemented its cybersecurity protection and response protocols. The Company is currently working with experts on measures to prevent an adverse impact on its information technology applications. While such measures are implemented, the Company expects to continue its business operations through backup procedures, and will prioritize its protection of the integrity, confidentiality, and availability of its information. A forensic assessment to determine the extent of the cybersecurity incident is currently ongoing.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 1Q23 Results	Page 25 of 36
April 26, 2023

CONSOLIDATED FIRST QUARTER RESULTS

CONSOLIDATED FIRST QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2023	1Q 2022	Δ%	Δ%
Total revenues	57,357	51,195	12.0%	21.7%
Gross profit	25,458	22,602	12.6%	21.8%
Operating income	7,724	6,844	12.9%	20.3%
EBITDA (2)	10,522	9,827	7.1%	15.2%

Volume increased 6.6% to 939.6 million unit cases, driven by volume growth in most of our territories, including strong performance in Mexico, Brazil, and Guatemala. On a comparable basis, excluding the acquisition of CVI in Brazil, total volume would have increased 6.2%.

Total revenues increased 12.0% to Ps. 57,357 million. This increase was driven by volume growth, revenue management initiatives and favorable mix effects. These factors were partially offset by unfavorable currency translation into Mexican Pesos. On a comparable basis, total revenues would have increased 21.7%.

Gross profit increased 12.6% to Ps. 25,458 million, and gross margin increased 30 basis points to 44.4%. This gross profit increase was driven mainly by our top-line growth and was partially offset by higher raw material costs, mainly sweeteners and PET across our territories. On a comparable basis, gross profit would have increased 21.8%.

Operating income increased 12.9% to Ps. 7,724 million, and operating margin increased 10 basis points to 13.5%. This expansion was driven mainly by a solid top-line performance and an operating foreign exchange gain in Mexico as a result of the appreciation of the Mexican Peso. These effects were partially offset by an increase in raw material costs, mainly sweeteners and PET, coupled with an increase in operating expenses such as labor, marketing, and maintenance. On a comparable basis, operating income would have increased 20.3%.

(1)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q23 Results	Page 26 of 36
April 26, 2023

Comprehensive financing result recorded an expense of Ps. 1,399 million, compared to an expense of Ps. 2,194 million in the previous year. This decrease was driven mainly by a gain of Ps. 56 million in financial instruments as compared to a loss of Ps. 936 million that was driven mainly by a one-off market value loss that was recognized during the same period of 2022.

In addition, we recognized a decrease in our interest expense, net, mainly as a result of a gain in our interest income of Ps. 1,042 million as compared to a gain of Ps. 405 million that was driven by an increase in interest rates.

These effects were partially offset by a foreign exchange loss of Ps. 640 million as compared to a gain of Ps. 165 million, as our net cash exposure in U.S. dollars was negatively impacted by the appreciation of the Mexican Peso and the Brazilian Real. Moreover, we recognized a lower gain in monetary position in inflationary subsidiaries during the first quarter of 2023 as compared to the same period of the previous year.

Income tax as a percentage of income before taxes was 32.4% as compared to 29.5%. This increase was driven mainly by inflationary effects across our territories, effects of non-recoverable withholdings, and deferred taxes.

Net income attributable to equity holders of the company was Ps. 3,916 million as compared to Ps. 2,894 million during the same period of the previous year. This increase was driven mainly by operating income growth, coupled with a one-off non-cash effect that affected our comprehensive financial result during the same period of 2022. Earnings per share1 were Ps. 0.23 (Earnings per unit were Ps. 1.86 and per ADS were Ps. 18.85.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 1Q23 Results	Page 27 of 36
April 26, 2023

MEXICO & CENTRAL AMERICA DIVISION FIRST QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2023	1Q 2022	Δ%	Δ%
Total revenues	33,617	28,935	16.2%	17.9%
Gross profit	15,919	14,007	13.6%	15.2%
Operating income	5,011	4,950	1.2%	2.5%
EBITDA (2)	6,706	6,722	(0.2%)	1.1%

Volume increased 8.8% driven by growth across all territories in the division. These volumes include the integration of Cristal bulk water business. Excluding these volumes, volume would have increased 5.7% in the division and 4.8% in Mexico.

Total revenues increased 16.2% to Ps. 33,617 million, driven by volume growth and revenue management initiatives. These effects were partially offset by unfavorable currency translation effects from most of our operating currencies in Central America. On a comparable basis, excluding currency translation effects, total revenues would have increased 17.9%.

Gross profit increased 13.6% to Ps. 15,919 million, and gross margin contracted 100 basis points to 47.4%. This margin decrease was driven mainly by an increase in raw material costs such as sweeteners and concentrate in Mexico. These effects were partially offset by our top-line growth, favorable raw material hedging initiatives and the appreciation of the Mexican Peso as applied to our dollar-denominated raw material costs. On a comparable basis, gross profit would have increased 15.2%.

Operating income increased 1.2% to Ps. 5,011 million and operating margin contracted 220 basis points to 14.9%, driven mainly by an increase in operating expenses such as labor, marketing, and maintenance that were partially offset by an operating foreign exchange gain in Mexico. On a comparable basis, operating income would have increased 2.5%.

(1)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q23 Results	Page 28 of 36
April 26, 2023

SOUTH AMERICA DIVISION FIRST QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2023	1Q 2022	Δ%	Δ%
Total revenues	23,740	22,261	6.6%	27.5%
Gross profit	9,539	8,595	11.0%	34.8%
Operating income	2,713	1,894	43.3%	77.7%
EBITDA (2)	3,816	3,105	22.9%	52.7%

Volume increased 3.8%, driven mainly by a solid performance in Brazil, Argentina, and Uruguay, partially offset by a flat performance in Colombia. On a comparable basis, excluding volumes from the acquisition of CVI in Brazil, volume would have increased 2.8%.

Total revenues increased 6.6% to Ps. 23,740 million, driven by our volume growth, revenue management and favorable mix effects. This increase was partially offset by unfavorable currency translation effects of most of our operating currencies in the division into Mexican Pesos. On a comparable basis, total revenues would have increased 27.5%.

Gross profit increased 11.0% to Ps. 9,539 million, and gross margin expanded 160 basis points to 40.2%. This increase was driven mainly by our top-line growth, favorable mix effects, and raw material hedging strategies. This increase was partially offset by increases in raw material costs such as sweeteners and PET. On a comparable basis, gross profit would have increased 34.8%.

Operating income increased 43.3% to Ps. 2,713 million in the first quarter of 2023, resulting in an operating margin expansion of 290 basis points to 11.4%. This increase was driven mainly by higher gross profit and an increase in operating leverage resulting from volume growth and operating expense efficiencies. On a comparable basis, operating income would have increased 77.7%.

(1)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q23 Results	Page 29 of 36
April 26, 2023

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

EBITDA is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

Our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures, in this case the acquisition of CVI in Brazil, integrated as of February 2022; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

Coca-Cola FEMSA Reports 1Q23 Results	Page 30 of 36
April 26, 2023

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information, with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 131 brands to a population of more than 266 million. With over 80 thousand employees, the Company markets and sells approximately 3.5 billion unit cases through 2 million points of sale a year. Operating 49 manufacturing plants and 260 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com.

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(5 pages of tables to follow)

Coca-Cola FEMSA Reports 1Q23 Results	Page 31 of 36
April 26, 2023

COCA-COLA FEMSA

CONSOLIDATED INCOME STATEMENT

Millions of Pesos (1)

	For the First Quarter of:
	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	5,567.3		5,205.3		7.0%	6.6%
Volume (million unit cases)	939.6		881.6		6.6%	6.2%
Average price per unit case	59.28		56.62		4.7%
Net revenues	57,145		51,078		11.9%
Other operating revenues	212		118		80.3%
Total revenues (2)	57,357	100.0%	51,195	100.0%	12.0%	21.7%
Cost of goods sold	31,899	55.6%	28,593	55.9%	11.6%
Gross profit	25,458	44.4%	22,602	44.1%	12.6%	21.8%
Operating expenses	17,825	31.1%	15,757	30.8%	13.1%
Other operative expenses, net	(30)	-0.1%	22	0.0%	NA
Operative equity method (gain) loss in associates(3)	(61)	-0.1%	(21)	0.0%	195.6%
Operating income (5)	7,724	13.5%	6,844	13.4%	12.9%	20.3%
Other non operative expenses, net	124	0.2%	180	0.4%	-31.0%
Non Operative equity method (gain) loss in associates (4)	134	0.2%	(3)	0.0%	NA
Interest expense	1,913		1,645		16.3%
Interest income	1,042		405		157.3%
Interest expense, net	871		1,240		-29.7%
Foreign exchange loss (gain)	640		165		289.1%
Loss (gain) on monetary position in inflationary subsidiaries	(60)		(147)		-59.4%
Market value (gain) loss on financial instruments	(53)		936		NA
Comprehensive financing result	1,399		2,194		-36.2%
Income before taxes	6,067		4,474		35.6%
Income taxes	1,989		1,321		50.6%
Result of discontinued operations	-		-		NA
Consolidated net income	4,078		3,153		29.4%
Net income attributable to equity holders of the company	3,916	6.8%	2,894	5.7%	35.3%
Non-controlling interest	162	0.3%	259	0.5%	-37.3%

EBITDA & CAPEX	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	7,724	13.5%	6,844	13.4%	12.9%
Depreciation	2,326		2,349		-1.0%
Amortization and other operative non-cash charges	471		635		-25.8%
EBITDA (5)(6)	10,522	18.3%	9,827	19.2%	7.1%	15.2%
CAPEX	2,506		3,102		-19.2%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 13 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle and Leão Alimentos, among others.
(4)	Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.
(5)	The operating income and EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(6)	EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(7)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(8)	For the first quarter of 2023, total CAPEX effectively paid was Ps. 2,506 million.

Coca-Cola FEMSA Reports 1Q23 Results	Page 32 of 36
April 26, 2023

MEXICO & CENTRAL AMERICA DIVISION

RESULTS OF OPERATIONS

Millions of Pesos (1)

	For the First Quarter of:
	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,826.8		2,648.3		6.7%	6.7%
Volume (million unit cases)	537.4		494.0		8.8%	8.8%
Average price per unit case	62.55		58.55		6.8%
Net revenues	33,612		28,927
Other operating revenues	5		8
Total Revenues (2)	33,617	100.0%	28,935	100.0%	16.2%	17.9%
Cost of goods sold	17,699	52.6%	14,928	51.6%
Gross profit	15,918.7	47.4%	14,006.8	48.4%	13.6%	15.2%
Operating expenses	11,058.6	0.3	9,105.5	0.3
Other operative expenses, net	(111)	-0.3%	(2)	0.0%
Operative equity method (gain) loss in associates (3)	(40)	-0.1%	(46)	-0.2%
Operating income (4)	5,011	14.9%	4,950	17.1%	1.2%	2.5%
Depreciation, amortization & other operating non-cash charges	1,695	5.0%	1,773	6.1%
EBITDA (4)(5)	6,706	19.9%	6,722	23.2%	-0.2%	1.1%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 13 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle, among others.
(4)	The operating income and EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(5)	EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION

RESULTS OF OPERATIONS

Millions of Pesos (1)

	For the First Quarter of:
	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,740.5		2,556.9		7.2%	6.4%
Volume (million unit cases)	402.2		387.6		3.8%	2.8%
Average price per unit case	54.90		53.92		1.8%
Net revenues	23,533		22,151
Other operating revenues	207		110
Total Revenues (2)	23,740	100.0%	22,261	100.0%	6.6%	27.5%
Cost of goods sold	14,200	59.8%	13,665	61.4%
Gross profit	9,539	40.2%	8,595	38.6%	11.0%	34.8%
Operating expenses	6,766	28.5%	6,652	29.9%
Other operative expenses, net	81	0.3%	24	0.1%
Operative equity method (gain) loss in associates (3)	(21)	-0.1%	26	0.1%
Operating income (4)	2,713.2	11.4%	1,893.8	8.5%	43.3%	77.7%
Depreciation, amortization & other operating non-cash charges	1,102	4.6%	1,211	5.4%
EBITDA (4)(5)	3,816	16.1%	3,105	13.9%	22.9%	52.7%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 13 for revenue breakdown.
(3)	Includes equity method in Leão Alimentos and Verde Campo, among others.
(4)	The operating income and EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(5)	EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 1Q23 Results	Page 33 of 36
April 26, 2023

COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Mar-23	Dec-22	% Var.
Current Assets
Cash, cash equivalents and marketable securities	41,147	40,277	2%
Total accounts receivable	14,024	16,318	-14%
Inventories	13,842	11,888	16%
Other current assets	9,811	10,729	-9%
Total current assets	78,825	79,211	0%
Non-Current Assets	-	-
Property, plant and equipment	124,014	125,293	-1%
Accumulated depreciation	(54,093)	(54,088)	0%
Total property, plant and equipment, net	69,921	71,205	-2%
Right of use assets	2,126	2,069	3%
Investment in shares	8,545	8,452	1%
Intangible assets and other assets	101,360	103,122	-2%
Other non-current assets	14,436	13,936	4%
Total Assets	275,213	277,995	-1%

Liabilities & Equity	Mar-23	Dec-22	% Var.
Current Liabilities
Short-term bank loans and notes payable	7,901	8,524	-7%
Suppliers	24,759	26,834	-8%
Short-term leasing Liabilities	520	472	10%
Other current liabilities	35,667	22,129	61%
Total current liabilities	68,848	57,959	19%
Non-Current Liabilities	-	-
Long-term bank loans and notes payable	67,851	70,146	-3%
Long Term Leasing Liabilities	1,699	1,663	2%
Other long-term liabilities	15,917	16,351	-3%
Total liabilities	154,314	146,119	6%
Equity	-	-
Non-controlling interest	6,426	6,491	-1%
Total controlling interest	114,473	125,384	-9%
Total equity	120,899	131,876	-8%
Total Liabilities and Equity	275,213	277,995	-1%

	March 31, 2023
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate
Currency
Mexican Pesos	63.6%	7.3%	8.4%
U.S. Dollars	17.2%	35.6%	4.4%
Colombian Pesos	1.1%	0.0%	6.3%
Brazilian Reals	17.7%	67.3%	12.5%
Uruguayan Pesos	0.5%	0.0%	6.3%
Total Debt	100%	25.0%	8.4%

(1) After giving effect to cross- currency swaps.

(2) Calculated by weighting each year´s outstanding debt balance mix.

Debt Maturity Profile

Financial Ratios	1Q 2023	FY 2022	Δ%
Net debt including effect of hedges (1)(3)	35,246	38,104	-7.5%
Net debt including effect of hedges / EBITDA (1)(3)	0.81	0.89
EBITDA/ Interest expense, net (1)	12.08	10.34
Capitalization (2)	40.1%	38.9%

(1) Net debt = total debt - cash

(2) Total debt / (total debt + shareholders' equity)

(3)  After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 1Q23 Results	Page 34 of 36
April 26, 2023

COCA-COLA FEMSA

QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	1Q 2023					1Q 2022					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico (3)	309.5	26.4	87.6	35.2	458.8	301.9	21.3	67.5	32.7	423.5	8.3%
Guatemala	35.6	1.4	-	2.3	39.2	30.6	1.1	-	1.9	33.7	16.3%
CAM South	31.4	2.0	0.4	5.6	39.4	29.8	1.9	0.2	4.9	36.9	6.9%
Mexico and Central America	376.4	29.8	88.0	43.1	537.4	362.4	24.4	67.7	39.5	494.0	8.8%
Colombia	61.4	8.8	3.3	7.1	80.5	62.1	7.7	3.1	7.4	80.4	0.1%
Brazil (4)	218.3	19.4	2.7	20.5	260.9	212.2	17.1	2.4	19.1	250.9	4.0%
Argentina	35.9	5.5	1.4	4.9	47.7	35.8	4.1	1.2	3.9	44.9	6.2%
Uruguay	10.4	2.1	-	0.7	13.1	9.4	1.7	-	0.3	11.4	14.8%
South America	325.9	35.8	7.4	33.1	402.2	319.6	30.6	6.7	30.8	387.6	3.8%
TOTAL	702.4	65.6	95.4	76.2	939.6	681.9	55.0	74.4	70.3	881.6	6.6%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.

(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

(3) Includes 15.1 million unit cases corresponding to the acquisition of Cristal from Embotelladoras Bepensa

Transactions

	1Q 2023				1Q 2022				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico (3)	1,765.2	191.3	254.7	2,211.2	1,698.6	154.3	237.6	2,090.4	5.8%
Guatemala	267.3	13.3	22.6	303.2	238.5	11.7	19.5	269.7	12.4%
CAM South	235.6	13.3	63.5	312.4	220.4	12.7	55.1	288.2	8.4%
Mexico and Central America	2,268.1	217.9	340.8	2,826.8	2,157.5	178.6	312.2	2,648.3	6.7%
Colombia	448.1	91.6	77.6	617.3	429.7	82.6	81.5	593.9	3.9%
Brazil (4)	1,403.1	170.2	226.4	1,799.6	1,303.8	146.8	222.8	1,673.4	7.5%
Argentina	183.4	34.8	41.4	259.6	178.7	25.1	29.8	233.5	11.2%
Uruguay	50.3	8.0	5.7	63.9	47.1	6.3	2.8	56.2	13.8%
South America	2,084.8	304.6	351.1	2,740.5	1,959.3	260.8	336.9	2,556.9	7.2%
TOTAL	4,352.9	522.5	691.9	5,567.3	4,116.8	439.4	649.1	5,205.3	7.0%

Revenues

Expressed in million Mexican Pesos	1Q 2023	1Q 202	Δ %
Mexico	27,229	23,222	17.3%
Guatemala	3,017	2,775	8.7%
CAM South	3,371	2,938	14.7%
Mexico and Central America	33,617	28,935	16.2%
Colombia	3,744	4,276	-12.5%
Brazil (5)	15,969	14,388	11.0%
Argentina	2,900	2,672	8.5%
Uruguay	1,127	925	21.9%
South America	23,740	22,261	6.6%
TOTAL	57,357	51,195	12.0%

(4) Volume and transactions in Brazil do not include beer

(5) Brazil includes beer revenues of Ps.1,450 million for the first quarter of 2023 and Ps.1,742 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 1Q23 Results	Page 35 of 36
April 26, 2023

COCA-COLA FEMSA

MACROECONOMIC INFORMATION

Inflation (1)

	LTM	1Q23
Mexico	7.12%	0.96%
Colombia	13.64%	4.22%
Brasil	5.56%	1.63%
Argentina	108.32%	21.28%
Costa Rica	5.70%	-0.35%
Panama	1.91%	1.11%
Guatemala	10.26%	1.95%
Nicaragua	10.92%	1.50%
Uruguay	7.58%	3.09%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)

	Quarterly Exchange Rate (Local Currency per USD)
	1Q23	1Q22	Δ %
México	18.70	20.52	-8.9%
Colombia	4758.63	3914.87	21.6%
Brasil	5.19	5.23	-0.7%
Argentina	192.41	106.58	80.5%
Costa Rica	567.30	647.10	-12.3%
Panama	1.00	1.00	0.0%
Guatemala	7.83	7.70	1.7%
Nicaragua	36.30	35.61	1.9%
Uruguay	39.18	43.31	-9.6%

End-of-period Exchange Rates

	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Mar-23	Mar-22	Δ %	Ene-23	Ene-22	Δ %
México	18.11	19.99	-9.4%	18.79	20.74	-9.4%
Colombia	4,627.27	3,748.15	23.5%	4,632.20	3,982.60	16.3%
Brasil	5.08	4.74	7.2%	5.10	5.36	-4.8%
Argentina	209.01	111.01	88.3%	187.00	105.02	78.1%
Costa Rica	545.95	667.10	-18.2%	557.40	646.20	-13.7%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.80	7.68	1.6%	7.85	7.69	2.1%
Nicaragua	36.35	35.69	1.8%	36.29	35.58	2.0%
Uruguay	38.65	41.12	-6.0%	38.68	44.15	-12.4%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 1Q23 Results	Page 36 of 36
April 26, 2023